CARL N. DUNCAN, ESQ., LLC

ATTORNEY AT LAW

cduncan@cnduncanlaw.com

5718 Tanglewood Drive                                                                                                                                                                                                                                                                                                                                                                                            (301) 263-0200

Bethesda, Maryland 20817                                                                                                                                                                                                                                                                                                                                                                              Fax (301) 576-5193

May 7, 2008

VIA FACSIMILE AND EDGAR

Collin Webster, Attorney Examiner

Division of Corporation Finance

U.S.Securities and Exchange Commission

Washington, D.C.20549

Re:       Millennium Group Worldwide, Inc. (the “Company”)

            Registration by Coordination

            File No. 333-145553: P.E. No. 4

Dear Mr. Webster:

On August 17, 2007, in connection with the sale of up to 6,250,000 shares of common stock of Millennium Group Worldwide, Inc. (the “Company”) at $12.00 per share, we filed the Company’s Form S-1 with the Securities and Exchange Commission (“SEC”) pursuant to the Securities Act of 1933, as amended (the “original filing”).  In response to the staff’s associated March 27, 2008comment letter (the “March comment letter”), we hereby file this response to the staff’s comments.  Please note that this response letter (to be filed on EDGAR as correspondence) relates to Pre-Effective Amendment 3, the latter filed February 29, 2008on EDGAR and delivered via messenger the following week. To facilitate your review, this Pre-Effective Amendment No. 4 includes red-lined copies marked to reflect changes since P.E. No. 3 was made.  This letter responds to the comments in the indicated order in the March comment letter.

General

1.         The description in “The Company” and “Application of Proceeds” has been made more specific so as to better reflect the Company’s Business Plan.

2.         The Company has always had a business plan that was specific in character.  However, we took to heart the concern that the Company might be a blank check company and, since the original filing, have entered into substantive agreements that (contingent upon raising funding from this offering) will permit the Company to implement its business plan.  It is by no means a “company in search of a business.”  Instead, and very specifically, the Company has moved forward with a series of joint ventures and shareholder agreements and substantively revised its Prospectus and Exhibits to the Form S-1, an effort that required significant time commitment, including that needed to effect an audit for the period ended December 31, 2007.  As you will see, the Prospectus can no longer be characterized as simply a discussion of what are the Company’s investment goals and, accordingly, request the staff to withdraw the comment that the offering is subject to Rule 419 disclosures and constraints.

            We submit that the staff misperceived the original filing when characterizing the Company’s management role would be passive in character, in all cases taking not less than 50% interest in any transaction or business.  As described multiple times and multiple ways, the Company is expects that it will always be obtaining at least a majority interest in any project or business it pursues.  It most assuredly is not taking investment positions in projects, businesses or companies.  Hence these will be operating entities, owned at least 50% plus 1 share by the Company and accordingly doesn’t the several tests that the staff might have been concerned about.  Hence, the Company meets none of the definitions of an investment company as defined under Section 3(c) of the Investment Company Act of 1940 and associated subsections.  Especially in view of the substantive changes outlined in the Form S-1 Registration Statement Prospectus and Exhibits (hereafter the “S-1”) and described above, we hereby request the staff to withdraw the comment that the offering might be subject to the Investment Company Act of 1940.

3.         There appears to be some confusion here in that there is no plan to engage a broker-dealer after 60 day.  Accordingly, the Company is not required to have disclosures about the offering once there is a secondary market and/or to file a Post-Effective Amendment. The Company’s intent is to self-underwrite the offering as permitted under Rule 3a4-1 under the Securities Exchange of 1934 (the “34 Act’).  There is no intent to engage unnamed broker-dealers after a period of 60 days.  Instead, the Company has reserved the right to have a portion of the offering sold by broker-dealers.  There is no pre-existing commitment to hire an unnamed or any broker-dealer should the self-underwritten offering become “sticky.”  As indicated in “Plan of Distribution,” any such bifurcated offering would pay out at most up to 4% of the subscription amount and no underwriting warrants will be issued.  The best efforts, continuous nature of this offering (which must begin promptly after effectiveness) is disclosed (see “Prospectus Summary” and “Subscription Procedure”) and the associated Escrow Agreement is attached.  As discussed in response to Comment 8 below, the Company (since it is not Form S-3 qualified as required under Rule 415)) will file a post-effective amendment in the event that a secondary market develops for shares of the Company.

Prospectus Cover Page

4.         The discussion in the Prospectus regarding management’s belief that the Company will raise the $3MM minimum “…within 30-60 days of the date of this Prospectus…”  has been deleted.

Summary/General Management Philosophy, page 4

5.         The discussion in the Prospectus has been upgraded to reflect the basis for management’s statement that potential returns in the African businesses are higher than those in the U.S.

6.         The reference to “participate in the economy in general” has been deleted and alternative disclosures have been added.

The Offering

7.                   The “Minimum Subscription” now clearly states, consistently, that any interest earned on subscriptions will be retained by the Escrow Agent.

8.                  As discussed in response to Comment 3 above, the Company (since it is not Form S-3 qualified as required under Rule 415)) will file a post-effective amendment in the event that a secondary market develops for shares of the Company.

Risk Factors, page 7

9.                   Risks have been made more specific to the investor.

10.               Risks have been made more specific to the investor, including deleting the “no assurance” language.

11.               The Prospectus has been revised to reflect a Risk Factor (number 2) regarding the accountant’s issuance of  a going concern opinion.

Reliance on Management, page 8

12.               The reference to “broad-based development and management company” has been upgraded and alternative language substituted.

Governmental Regulation and Legal Uncertainties, page 9

13.               The requested changes have been made relating to laws and regulations to which the Company is and will be subject.

Leverage, page 10

14&15  This discussion has been removed from Risk Factors.

Cyclicality, page 10

16.        The requested upgrading changes have been made relating to cyclicality.

Future Sales of Shares, page 11

17.        The description about future sales has been revised to reflect the February 15,2008 revisions to Rule 144.

Certain Related Party Transactions, page 12

18.        The referenced disclaimer was erroneous, such reference now having been deleted.

19.        To the extent knowable, the number of shares and associated disclosures regarding The Ronco Group have been incorporated.

20.        As noted in Comment 19 above, the disclosures regarding The Ronco Group has been expanded and clarified.

21.        As noted in Comments 19 and 20, the disclosures regarding The Ronco Group has been expanded and clarified.

The Company, page 12

22.        As requested, the disclosures regarding “limited operations” have been expanded and clarified.

23.        As requested, the disclosures regarding each project has been expanded and clarified.

24.               The requested changes have been made relating to Florida operations and faith-based operations.

25.               There are fourteen (14) projects and one marketing agreement, the latter the subject of a further Exhibit filing (Exhibit 10.11) with regard to JP Morgan.  That disclosure is now made consistently in the Prospectus and Registration Statement.

26.               The requested description of why management believes there will be a market for the Company’s products and services during the next 12 to 18 months has been added.

27.               The requested discussion regarding “Affinity Products And Direct Marketing” has been added.

28.               The requested basis for management’s belief auto dealers have exploited minorities and why the proposed joint venture is expected to be profitable has been added.

29.               As described in response to Comment 25 above, there are fourteen (14) projects and one marketing agreement, the latter the subject of a further filing (Exhibit 10.11) with regard to JP Morgan Chase.  That disclosure is now made consistently in the Prospectus and Registration Statement.

30.        The discussion has been expanded to address where funding for same is expected to come from regarding the purchase of land.

31.        The discussion regarding a preliminary (oral in nature) agreement with an insurance company and whether the Company will solicit letters of interest from other insurance companies purchase of land has been added.

32.        With regard to industry information and marked copies of materials that support, please note:

~          We have assembled the following materials to support industry information as cited in the Prospectus. All materials located herein are readily available in the public domain.

~          These listed materials are cited and attached in the following order:

•         Cited in last bullet, under the heading “MGW INTERNATIONAL”

BEE SOUTH AFRICA

OPIC CALL FOR PROPOSAL 7 JUNE 07

OPIC FUNDS ANNOUNCED 19 NOVEMBER 07

WORLD BANK DIASPORA TEAM

•         Cited in the sixth paragraph, sectionIndigenous Business Development under the heading “MGW INTERNATIONAL”

OPIC NEWS SPRING08

PRESIDENT BUSH MILLENNIUM CHALLENGE ACCOUNT

•         Sited in section Private Equity Fund Management under the heading “APPLICATION OF PROCEEDS”: AFRICA ACTION PLAN (attached).

33.        The reference to August 2006 has been changed to August 2, 2007.

34.        We concur that certain of the Exhibits referred to dates already past.  Where applicable, those agreements have been ratified and extended.  See Part II, Exhibits not denoted with an asterisk.

35.        The inconsistent reference to $16MM for financial services has been changed to $12.9MM.

Additional Disclosures, page 24

Employees, page 24

36.        The inconsistent reference to three full-time employees has been changed to two.

Property, page 25

37.        The property description, only that of the Company’s leased premises, has been clarified consistent with Item 102 of Regulation S-K.

Directors and Executive Officers, page 25

38.        The term of office for each officer and director has been added.

Executive Compensation, page 31

39.        The requested substantive changes to executive compensation have been made.   Mary White and Julius Jackson both accepted shares in the August 2, 2007 debt conversion to equity.  As they are both founding members of the Company, their decision to accept most of their retroactive compensation in stock was to minimize the amount of cash to be taken from the proceeds of the Offering proposed to be made under this Form S-1 Registration Statement.  There are no extraordinary benefits, such as options, bonuses etc. accruing to Ms. White and Mr. Jackson.  It does not appear that Regulation S-K Item 402 is triggered by the foregoing treatment.  Ms. White and Mr. Jackson have borrowed personally and if the minimum, maximum or mid-point are not achieved, will not expect any reimbursements from the Company beyond what is stated in the use of proceeds.

40.        The description of past expenses and “make whole” bonus amounts has been substantively upgraded and clarified.  See also response above to Comment 39.

41.        The description of Ms. White’s position has been expanded and clarified.

Security Ownership, page 31

42.        The address of beneficial owners has been added as required under Item 403 of Regulation S-K, in this case that of the Company as such Item permits.

43.       The table has been adjusted as requested.

44.       Mr. Jackson’s beneficial ownership now reflects the shares over which he has voting authority.

Selected Financial Data, page 32

45.       While the data was from December 31, the references to June 30 and September 30 were erroneous.   Such references now consistently refer to December 31.

46.       The statement relative to 175,000 shares was erroneous because the information relayed was a proposal but never adopted.  Very specifically, while tentatively considered, the Board of Directors did not offer and did not issue 175,000 shares to certain individuals and, accordingly, such discussion has been deleted.  Unfortunately, this change was never relayed in the drafting process and hence this “detritus” was inappropriately referenced in the text.

MD&A/Liquidity and Capital Resources, page 34

47.       The year 2007 has been added to the August 2 reference.

48.       The description of pre-development expenses has been expanded to reflect a discussion of founders and existing shareholders.  By way of background, the founders and potential stockholders referred to here are the approximately 117 people who had loaned the Company money for operations with the understanding that if the Company never had a public offering the loans 2would be forgiven.  As it became clearer that the Company might be able to go public, on August 2, 2007, the money loaned to the Company was converted to stock.  Therefore the list of approximately 117 people can be provided if required; however, none of the transactions met or exceeded $120,000.00, including those transactions involving Ronald Avery and/or The Ronco Group.

49.       Disclosures regarding commencing operations, if only the minimum $3MM offering is achieved, have been expanded. To develop the idea supplementally, the Company is saying in this section that it will build a few houses in St. Augustine, sell those and build more houses and sell those, continuing that process until the whole project is finished.  The Company will use the same process in Ft.Lauderdalewith the townhouses.  This is the way small developers without access to credit normally build out large numbers of houses.  In fact, most large developers initially used this process to become large after building a track record.

Application of Proceeds, page 35

50.        In the event the Company only achieves the minimum $3,000,000, no money will be apportioned to construction and property in Africa.  The gratuitous reference to Africahas been deleted.

51.       The requested allocation/re-allocation  re Construction and Property in Africahas been added, namely $12.9MM.  See also Comment 35 response.

Public Market, page 39

52.       As a Section 15(d) reporting company, the Company will automatically qualify for OTCBB trading.  That treatment, or any other secondary market for which it may then qualify, has been reflected.

Subscription Procedure, page 40

53.       The additional standard of not less than $20,000 AGI and not more than 10% of NW has been added so both references are consistent.

Index to Exhibits

54.       The Company has undertaken the administrative creation of certain subsidiary companies in the countries of Mozambique, Angola, Ugandaand South Africa.  These companies have undertaken no activity and have no transactions to report.  Therefore, they are not material, disclosure could in fact be mislead and there certainly nothing of substance to disclose.

55.       Through prior administrative oversight, the Addendum to Exhibit 10.5 was previously omitted and has been added as Exhibit 10.5.1.

Statement of Cash Flows, page F-7

56.       The statements in the Prospectus (re majority of the deficit shown was incurred during the development activities and that the deficit arose from non-cash transactions involving the issuance of stock in exchange for services rendered and property contributed) were erroneous and should have been deleted.  The auditor and Company management have advised me that the Statement of Cash Flows in fact were and are accurate, the inconsistency between the text and the audit treatment not discovered until receipt of the staff Comment 56.  Since the Statement of Cash Flow was correct while the text reference was inaccurate, (i) the inappropriate textual reference has been deleted from the Prospectus while (ii) the Financials, including the Statement of Cash Flows, are accurate, the Financials have not been reissued.

A new footnote 5 has been added to address debt retirement and the opinion has been dual dated accordingly.  The associated Consent has, of course, been provided by the auditors.

Undertakings

57.       Undertakings disclosure has been revised to add those portions of Item 512(a)(6) of Regulation S-K pertinent to this offering.

Signatures, pages S-1-4 thru S-1-5

58.       Revisions responsive to the staff’s comments have been incorporated.

To facilitate your review, we will forward Thursday AM latest, via messenger, two marked and unmarked copies of P.E. No. 4 together with this response to the staff’s March comment letter and the supplemental information alluded to in response to Comment 32.  Upon completion of the review, we trust all comments will have been satisfied and you can advise us that the Company’s Registration Statement can be declared effective at a mutually convenient time, hopefully on or before May 30, 2008.  We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these materials.  I will call you next week to coordinate any remaining issues with the staff.

                                                                        Very truly yours,

Enclosures Attached                                          Carl N. Duncan